Dr Strains LLC.

Retail | Marketing | B2C | Agriculture | Health and Fitness

Invest in one of America's top 5 CBD flower companies. $245k profit since 2019!

DRSTRAINSCBD.COM ORLANDO FLORIDA





I chose CBD because of it's natural healing traits as well as the market being relativity new. The CBD market is new and in the early stages of growth, we are fortunate to have started at the beginning. Our track records show that within 10 months we were able to not only grasp the market but generate $20K+ in positive cashflow monthly.

Kye Scott Founder | Director @ Dr Strains LLC.

Why you may want to support us...

1. $245k in net profit AND all reinvested!
2. $700k in revenue since starting Sept. 2019
3. Number 1 for the search term "Hemp Buds" on Google
4. Top 5 CBD hemp flower bands in America
5. Vertically integrated
6. Over 10,000 customers

Why investors ❤ us

WE'VE RAISED $10,000 SINCE OUR FOUNDING

After meeting Kyle, I was quite impressed with his explanation on how to stay so economically viable in his industry. I did not know the many holistic benefits CBD flower had until trying some of the products for myself. I believe in supporting companies who don't price gouge for a product that can help so many people. Dr. Strains CBD retains customers by continuously giving them quality customer service and products at such an amazing price. Kyle's insight in marketing and business strategy reflects on the success of the business and responses from happy customers! I cannot wait to watch this business grow.

Aracelis Silverio

LEAD INVESTOR | INVESTING $5,000 THIS ROUND & $5,000 PREVIOUSLY

Since meeting Kyle a few years ago he has displayed an unrivaled tenacity for business with an unsurpassed understanding of the inner and outer workings of business. His passion for marketing is easy to see and combined with his sales, customer service skills and knowledge of the product there are no secrets to why Dr. Strains CBD is so successful!

Aracelis Silverio

Kyle is an entrepreneur who has great success at seeing opportunities Kyle has great leadership with an art of building empowered and motivated teams Kyle is very hands on and detailed oriented

Caroline or Wayne Harvey

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Kye Scott

Founder | Director

Successfully started Dr. Strains CBD and was cash flow positive by the second month! Has kept the focus of the business to increase sales through various marketing channels and also invested cashflow into vertical expansion.



Samantha Roman

Assistant Director | Daily Operations Manager

Since before Dr. Strains CBD started Samantha was diligently working on creating partnerships with farmers which has been crucial to our growth and also has become our brand identity. We are the most cost effective hemp brand thanks to her hard work!



Siddharth Patel

Director of Web Development

From an idea into reality! Sid's experience in web development enabled him to provide a in depth analysis on data, functions, and security measures our website required. Creating a perfect ecosystem for scalable growth and wealth of analytical data.

Jinank Thakker

Director of SEO

Since our start Jinank created a fully stacked SEO plan for our organic search engine growth. His skills far exceed anyone else in the industry. Within 10 months we have gained over 1600 keyword rankings on google and are number 1 for Hemp Flower!

Downloads

Dr Strains CBD Business Plan 2020-1-35-1.pdf

Dr. Strains CBD

"Your number 1 source for organically grown affordable hemp flower."

Our story begins with the founder and CEO Kyle Scott. Kyle stumbled upon hemp flower by accident! After living in Europe for almost 8 years he decided to return home to the US and help his family with their restaurant located in downtown Orlando. While working there he went shopping for hookahs for an event at the restaurant. Upon entering a hookah retailer he stumbled upon the cbd section of the store. He inquired with the store owner to see if those products were legal and in fact they were. Kyle then placed a $500 order with the store owner and decided to see if there was a market for the products. He tested this by placing the products on Facebook marketplace. Within 24 hours he had sold all the products and had earned 100% return on investment! (100% invested funds and 100% profit). And like that Dr. Strains CBD was created.

Over the next few months Kyle used his marketing techniques and built rapport with other merchants to source higher quality products and decided to take his business online. It's been 10 month since the start of Dr. Strains CBD but in such a short time it has grown to being one of the top 5 CBD flower brands in America! With over $700,000 in revenue since starting 10 months ago!

Investor Q&A

– COLLAPSE ALL

What does your company do?

We are an online retailer of hemp flower and cbd. We rank top 5 in the nation; with over 15,000 customers and $700k in revenue since starting in Sep. 2019. We've invested our profits into vertical integration by purchasing a farm and infrastructure which not only lower our COGS but also increases our company equity. Our current focus is to commence our first harvest this year and to purchase a warehouse to expand our offline footprint as well as double as a nationwide distribution hub.

Where will your company be in 5 years?

Over the next 5 years we have three major goals. 1. To expand product lines into other CBD related products; including: pet food and treats, topicals, edibles such as vitamins and so on. 2. To increase our brand's offline presence throughout the southeast.We have incredible online success and believe that an offline presence is just as crucial to continue our momentum. 3. We plan lastly plan to focus our efforts on medical research. We believe this will be the future of CBD.

Why did you choose this idea?

I chose CBD because of it's natural healing traits as well as the market being relativity new. The CBD market is new and in the early stages of growth, we are fortunate to have started at the beginning. Our track records show that within 10 months we were able to not only grasp the market but generate $20K+ in positive cashflow monthly.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

The CBD industry is fairly new, until 2018 it was an illegal industry. We have seized the perfect moment to start a business in this industry and now successfully run a $20k+ cash flow positive company!

How far along are you? What's your biggest obstacle?

We are currently at the stage of expansion. We will like to open a wholesale warehouse that doubles as a order fulfillment center and a wholesale distribution hub.

Our biggest financial accomplishment to date is investing our profits into purchasing a farm and building the infrastructure so that we can cultivate what we sell.

This will increase profits through B2B wholesale as well as cut our COGS by almost 75%.

Our biggest obstacle thus far was payment processing. This was an obstacle that we faced in early stages of our business. Since overcoming it we have been with our current payment processor for 8 months and are one of their biggest CBD accounts!

Who competes with you? What do you understand that they don't?

At this stage we do not wish to highlight what our competitors do wrong. We are reluctant to share this due to the competitive nature of our businesses. We will say that we have a more in depth understanding of our customer, our products and our target market.

We will make know our top 3 major competitors are:

1. Industrial Hemp Farms
2. Tweedle Farms
3. Try Plain Jane

How will you make money?

Through online and offline sales, both B2C and B2B. We have developed a sector by sector analysis of our business and will unveil a lot of new and exciting revenue streams later this year (2020). To add to this we are finally proud to say with the purchase of our farm this year (2020) we will finally grow our supply which cuts our COGS by almost 75%.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Q: What are the biggest risks?

A: Our biggest perceivable risks would be a shortage in product during harvest season. We have always known this and in preparation we have always kept a 90 supply of inventory in hand. This gives us a 90 buffer to either grow our own products or source products from other farmers.

Q: If you fail, what would be the reason?

A: Failure can not be an option! But if we were to fail it would be due to the federal government reversing the legality of CBD. This is highly unlikely to happen thus it is not something we worry about.

Q: What has to go right for you to succeed?

A: Teamwork makes the dream work. With like all businesses we rely on teamwork. The ecosystem of Dr. Strains CBD is one of rapid growth. This is due to every team member knowing that they are valued and crucial to the success of the organization.

With this in mind the entire team gives 110% everyday day in and day out!

Since Covid-19

Since covid-19 we've stuck to our business plan and have seen an increase in profit month over month. Our most recent month being May 2020 our revenue was at $91K. We also have grown our online presence to now encompass over 2,500 daily visitors to our website.